Exhibit 99.2

FF304 vPage 1 of 61.2.4Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks)Instrument: Equity issuerStatus: New SubmissionName of Issuer: Zhihu Inc. Date Submitted: 21 November 2022Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the Main Board Listing Rules) / rule 17.27A of the GEM Rules (the GEM Listing Rules) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Exchange) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/premium of issue price to market price (Note 7) Opening balance as at (Note 2)17 November 2022 302,261,622 1).Repurchase of shares (or other securities) but not cancelledDate of changes05 October 2022 4,800 0.0015% % 2).Repurchase of shares (or other securities) but not cancelledDate of changes06 October 2022 600 0.0002% % 3).Repurchase of shares (or other securities) but not cancelledDate of changes07 October 2022 111,100 0.0341% % 4).Repurchase of shares (or other securities) but not cancelledDate of changes10 October 2022 82,592 0.0254% %

FF304 vPage 2 of 61.2.4 5).Repurchase of shares (or other securities) but not cancelledDate of changes11 October 2022 97,006 0.0298% % 6).Repurchase of shares (or other securities) but not cancelledDate of changes13 October 2022 21,151 0.0065% % 7).Repurchase of shares (or other securities) but not cancelledDate of changes14 October 2022 28,659 0.0088% % 8).Repurchase of shares (or other securities) but not cancelledDate of changes18 October 2022 29,550 0.0091% % 9).Repurchase of shares (or other securities) but not cancelledDate of changes21 October 2022 72,056 0.0221% % 10).Repurchase of shares (or other securities) but not cancelledDate of changes24 October 2022 84,565 0.026% % 11).Repurchase of shares (or other securities) but not cancelledDate of changes27 October 2022 58,096 0.0181% % 12).Repurchase of shares (or other securities) but not cancelledDate of changes28 October 2022 57,500 0.0179% % 13).Repurchase of shares (or other securities) but not cancelledDate of changes31 October 2022 18,300 0.0057% % 14).Repurchase of shares (or other securities) but not cancelledDate of changes01 November 2022 73,474 0.0229% % 15).Repurchase of shares (or other securities) but not cancelled 3,800 0.0012% %

FF304 vPage 3 of 61.2.4 Date of changes02 November 2022 16).Repurchase of shares (or other securities) but not cancelledDate of changes03 November 2022 96,006 0.0299% % 17).Repurchase of shares (or other securities) but not cancelledDate of changes04 November 2022 14,814 0.0046% % 18).Repurchase of shares (or other securities) but not cancelledDate of changes08 November 2022 42,150 0.0131% % 19).Repurchase of shares (or other securities) but not cancelledDate of changes09 November 2022 197,600 0.0615% % 20).Repurchase of shares (or other securities) but not cancelledDate of changes10 November 2022 20,547 0.0064% % 21).Repurchase of shares (or other securities) but not cancelledDate of changes17 November 2022 11,550 0.0036% % 22).Repurchase of shares (or other securities) but not cancelledDate of changes18 November 2022 138,250 0.043% % Closing balance as at (Note 8)18 November 2022 302,261,622

FF304 vPage 4 of 61.2.4 N/ANotes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, closing market price per share of the immediately preceding business day should be construed as closing market price per share of the business day on which the shares were last traded. 6. In the context of a repurchase of shares: ■ issues of shares should be construed as repurchases of shares; and ■ issued shares as a % of existing number of shares before relevant share issue should be construed as repurchased shares as a % of existing number of shares before relevant share repurchase. 7. In the context of a redemption of shares: ■ issues of shares should be construed as redemptions of shares; ■ issued shares as a % of existing number of shares before relevant share issue should be construed as redeemed shares as a % of existing number of shares before relevant share redemption; and ■ issue price per share should be construed as redemption price per share. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. Identical means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 vPage 5 of 61.2.411. SEHK refers to Stock Exchange of Hong Kong.

FF304 vPage 6 of 61.2.4Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02390 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1).18 November 2022 138,250 On another stock exchangeNew York Stock Exchange USD2.6 USD2.48 USD351,902 Total number of securities purchased 138,250Total paid $ USD351,902 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)(a) 46,100 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.014 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19 May 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.Submitted by: Wei SUN(Name) Title: Director(Director, Secretary or other Duly Authorised Officer)